Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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jgallant@graubard.com

August 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc. Class Over Inc. Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted July 10, 2024 CIK No. 0002022308

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. and Class Over Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated August 8, 2024, relating to the above-referenced Draft Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4 submitted July 10, 2024 Letter to Shareholders, page 2

1.

Where you have made revisions in response to prior comment 1 here and in the prospectus summary and question and answer section, further revise to identify Hui Luo as the controlling shareholder of Pubco following the business combination and explain that she is the founder and CEO of the target company and will serve as CEO of Pubco. Additionally, please quantify the controlling shareholder's voting power following the business combination and, if true, state that the controlling shareholder will have the ability to determine all matters requiring shareholder approval. Lastly, clarify whether Pubco will rely upon any controlled company listing standard exemptions immediately upon consummation of the business combination.

We have revised the disclosure in the Registration Statement as requested.

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2.

Please revise the cross-reference to conflicts of interests disclosure elsewhere in the proxy statement/prospectus, as you cross reference a section titled "Shareholder Proposal No. 1: The Business Combination Proposal - Interests of Certain Persons in the Business Combination," but the heading at page 85 reads "Interests of BFAC's Directors and Officers in the Business Combination." Make conforming revisions throughout.

We have revised the disclosure throughout the Registration Statement as requested.

3.

We note your statement here and at pages 28, 82, and 168 that, “No compensation has been or will be received...and no securities have been or will be issued by BFAC to BFAC’s SPAC Sponsors, their affiliates or promoters...” However, you disclose elsewhere that the SPAC sponsor, its affiliates and promotors have received founder shares, units (shares and warrants) and promissory notes from BFAC to date. Please revise to disclose the issuance of these securities and all related information required pursuant to Item 1604(a)(3) of Regulation S-K and provide in the prospectus summary the tabular disclosure sought by Item 1604(b)(4) of Regulation S-K. To the extent you consider any other amounts payable to the sponsor, its affiliates, and promoters to be compensation, include such amounts in this disclosure as well.

In response to the Staff’s comment, we have deleted the statement that previously appeared on pages 28, 82 and 168 of the Registration Statement, and added (i) the information required pursuant to Item 1604(a)(3) of Regulation S-K on pages 4 and 5, within the forepart of the Registration Statement and outside cover page of the prospectus, and (ii) the tabular disclosure required pursuant to Item 1604(b)(4) of Regulation S-K on page 35, in the prospectus summary.

Questions and Answers About the BFAC Shareholder Proposals, page 19

4.

Please enhance your discussion of the material effects of the de-SPAC transaction and any related financing transactions pursuant to Item 1605(c) of Regulation S-K by adding or supplementing a question and answer to disclose the anticipated liquidity position of the combined company following the business combination, including the amount of cash it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction.

We have revised the disclosure on page 24 of the Registration Statement as requested.

Q: How will the classes of Pubco Common Stock vote in the future?, page 24

5.	Please revise to quantify the aggregate voting percentage which will be held by the Class A Common Stockholders.

We have revised the disclosure on page 25 of the Registration Statement as requested.

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Q: What are the U.S. federal income tax consequences to a holder of BFAC Ordinary Shares as a result of the Business Combination? page 25

6.

Please revise to expand this question and answer to address the federal income tax consequences of the de-SPAC transaction to BFAC, Class Over and their respective security holders. In this regard, we note the current tax discussion is focused on BFAC and only its security holders. Additionally, please revise the prospectus throughout accordingly. Refer to Item 1605(b)(6) of Regulation S-K.

We have revised the disclosure on page 29 of the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus, page 33

7.

Please provide a brief description in the prospectus summary of the material terms of material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K. In this regard, we note that the prospectus summary does not address all of the material financing transactions since the IPO that are identified in the letter to stockholders.

We have added the disclosure required pursuant to Item 1604(b)(5) of Regulation S-K at page 35, within the prospectus summary, which now addresses all of the material financing transactions since the IPO that are identified in the letter to stockholders.

Risk Factors Risks Related to the Company's Business and Pubco After the Business Combination The Pubco Charter will provide, subject to limited exceptions, that the Court of Chancery..., page 61

8.

Please revise to eliminate inconsistencies in the description of Pubco's exclusive forum provision provided in this risk factor and at page 177. For example, this risk factor states that "derivative actions...actions against directors, officers and employees for breach of fiduciary duty and other similar actions" may only be brought in the Court of Chancery in the State of Delaware, while page 177 references only "internal corporate claims." Further, the description at page 177 states that federal district courts will be the exclusive forum for claims arising under the Securities Act, but your risk factor disclosure states, "...the exclusive forum provision does not apply to actions brought under the Securities Act...for which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction."

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We have revised the disclosure on page 194 of the Registration Statement to remove the above-referenced inconsistencies as requested.

Proposal 1: The Business Combination Proposal Business Combination Agreement Covenants, page 82

9.

We note your response to prior comment 20, particularly the added disclosure that there are "certain limitations whereby certain Company Convertible Notes may remain outstanding and be assumed by Pubco." Please elaborate on the circumstances under which Pubco may assume Class Over's debt, particularly given the disclosure at page 90 that, "all...existing noteholders are required to convert their outstanding debt to common stock shares prior to the Closing of the business combination transaction." Disclose where appropriate in the proxy statement/prospectus, if accurate, the maximum aggregate principal amount of Class Over convertible notes which could be assumed.

We have revised the disclosure on page 83 of the Registration Statement to indicate that all existing convertible notes will be converted into Class B common stock at or prior to the consummation of the Business Combination.

Interests of BFAC's Directors and Officers in the Business Combination, page 85

10.

Expand your conflicts of interest disclosure to also describe any actual or potential material conflict of interest between the target company's officers or directors and unaffiliated security holders of BFAC. Refer to Item 1603(b) of Regulation S-K. Make conforming revisions where such disclosure appears elsewhere. Additionally, we note that certain transactions involving economic interests of the sponsor, particularly the issuance of a $1,000,000 and $2,000,000 unsecured convertible promissory note to the sponsor or affiliated entities in April 2023 and June 2023, respectively, are not disclosed here. We also note certain outstanding working capital loans. Please tell us your consideration of omitting these transactions. Lastly, we note that disclosure regarding outstanding loans payable to Camel Bay has been added to this section, but it is unclear the basis on which they are a party requiring conflicts of interest disclosure pursuant to Item 1603(b) of Regulation S-K. Please clarify whether they are an affiliate of the sponsor or BFAC, or an otherwise unaffiliated holder of founder shares.

With respect to the first part of the Staff’s comment, we respectfully advise the Staff that we have been advised by Class Over that there are no actual or potential material conflicts of interest between Class Over’s officers or directors and the unaffiliated security holders of BFAC. As a result, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

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With respect to the second part of the Staff’s comment, we respectfully advise the Staff that the referenced loans were cancelled in connection with the change in BFAC management team that occurred in January 2024. Accordingly, there is no need to disclose such loans in the conflict of interest section of the Registration Statement.

With respect to the third part of the Staff’s comment, we respectfully advise the Staff that Camel Bay has taken on the role as sponsor of BFAC and is assisting it in consummating the business combination with Class Over. As a result, we respectfully believe it is appropriate to include them in the conflict of interest section. We have revised the disclosure on page 4 and elsewhere in the Registration Statement to clarify Camel Bay’s role in the transaction.

Background of the Business Combination Description of Negotiation Process with the Company, page 89

11.

We note your response to prior comment 21 and reissue in part. Please provide additional detail about how and when the negotiating parties decided upon the need for the $5 million PIPE financing. While we note from your response to prior comment 3 that you are still in the early stages of discussing the PIPE financing with investors, please ensure that you supplement this section with a description of the negotiation process and terms of the PIPE financing once complete.

We have revised the disclosure on page 90 of the Registration Statement as requested. The Staff’s comment regarding supplementing the above-referenced disclosure as the PIPE financing is completed is duly noted.

Recommendation of the BFAC Board and Reasons for the Business Combination, page 90

12.

To the extent any of the following factors were also considered by the BFAC board of directors in evaluating the business combination, please affirmatively identify them in the list of factors given "considerable weight": financial projections relied upon by the BFAC board of directors, the terms of the PIPE financing or any other financing materially related to the de-SPAC transaction, and the dilution described in response to Item 1604(c) of Regulation S-K. Refer to Item 1606(b) of Regulation S-K.

We have revised the disclosure on page 92 of the Registration Statement as requested.

13.

State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of BFAC is required. Additionally, include a statement as to whether or not the de-SPAC transaction was approved by a majority of the directors of BFAC who are not employees of BFAC. Refer to Items 1606(c) and (e) of Regulation S-K.

We have revised the disclosure on page 45 of the Registration Statement as requested.

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14.

Please advise and clarify whether RingRoad, in "provid[ing] third-party diligence validation on the Classover business" that "bolstered the Board's confidence" in the business combination, provided the BFAC board with a report which would be considered a "report, opinion, or appraisal" described in Item 1607(a) of Regulation S-K. If so, please provide the information with respect to such report, opinion, or appraisal required by Items 1607(b) and (c) of Regulation S-K. Additionally, please explain the role of Cohen & Company in the business combination, as they are identified as an additional BFAC advisor at page 23.

With respect to the first part of the Staff’s comment, we wish to advise the Staff that RingRoad Corp. was not engaged by the BFAC Board to provide a report, opinion or appraisal with respect to the matters described in Item 1607(a) of Regulation S-K. Specifically, RingRoad did not provide any report, opinion or appraisal that related to (i) any determination whether the de-SPAC transaction was advisable and in the best interests of BFAC and its security holders or any comparable determination, (ii) the approval of the de-SPAC transaction, (iii) the consideration or the fairness of the consideration to be offered to security holders of Class Over in the de-SPAC transaction or (iv) the fairness of the de-SPAC transaction to BFAC, its security holders or sponsor. Instead, RingRoad was engaged to assist the BFAC board in due diligence by (a) gathering data related to Class Over’s business and financial statements, (b) distributing and reviewing structured questionnaires from Class Over’s senior management and department heads, (c) reviewing Class Over’s regulatory compliance, existing and potential litigations and intellectual property issues and (d) reviewing industry reports for the industry in which Class Over operated. We have revised the disclosure on page 91 of the Registration Statement to reflect the foregoing.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 88 of the Registration Statement to clarify that Cohen & Company has been engaged by BFAC as a financial consultant to provide BFAC with advice relating to consummating the business combination.

15.

In addition to your discussion of BFAC's reasons for the business combination, please provide a reasonably detailed discussion of the reasons of the target company for engaging in the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.

We have revised the disclosure on page 93 of the Registration Statement as requested.

Certain Unaudited Prospective Financial Information of the Company, page 92

16.	Please disclose the party that prepared the target company's projections provided in this section. Refer to Item 1609(a) of Regulation S-K.

We have revised the disclosure on page 93 of the Registration Statement as requested.

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17.

Please disclose the "significantly lower" growth rates for costs and expenses underlying the projected net income figures. Please also provide detail in this section regarding any material factors that may affect the assumptions underlying revenue and cost and expenses projections, pursuant to Item 1609(b) of Regulation S-K. Lastly, we note that one of your key assumptions underlying expenses projections is that "capital expenditure on technology infrastructure will remain flat," but you subsequently state that the projections are "based on the premise that the Company will continue to innovate its technological offerings...includ[ing] enhancements to the learning platform." Please explain how these assumptions are consistent with one another.

We have revised the disclosure on pages 93 and 94 of the Registration Statement as requested.

18.

Disclose whether or not Class Over has affirmed to BFAC that its projections reflect the view of Class Over's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Class Over's management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K.

We have revised the disclosure on page 93 of the Registration Statement as requested.

Redemption Rights, page 95

19.

Revise to discuss any agreements entered into by the SPAC or its sponsor whereby shareholders have agreed to waive their redemption rights, and disclose the consideration provided in exchange for these agreements. In this regard, we note disclosure of non-redemption agreements from October and November 2023 elsewhere in the proxy statement/prospectus, but Current Reports on Form 8-K filed by BFAC on May 16, 2024, May 17, 2024, May 21, 2024, and June 3, 2024 suggest that a number of additional non-redemption agreements were entered into by BFAC and certain shareholders in connection with the extraordinary general meeting held on May 30, 2024.

We wish to advise the Staff that no non-redemption agreements have been entered into in connection with the shareholder meeting to approve the proposed business combination between BFAC and Class Over. The above-referenced agreements to not redeem public shares only related to the prior extension meetings BFAC had called. As a result, we have not revised the disclosure in the above-referenced section. However, we have revised the disclosure on page 181 of the Registration Statement to disclose the additional non-redemption agreements that were entered into in May 2024.

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Unaudited Pro Forma Condensed Combined Financial Information, page 103

20.

Please revise your disclosure in the second paragraph of the introduction to clarify that the unaudited pro forma condensed combined balance sheet as of March 31, 2024 are derived from unaudited balance sheets, and not audited balance sheets.

We have revised the disclosure on page 104 of the Registration Statement as requested.

Notes to Unaudited Pro Forma Condensed Combined Financial Information 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2024, page 109

21.	Refer to footnote (I). Please tell us how you determined the $10,827,856 adjustment to reclassify BFAC’s historical accumulated deficit to additional paid-in capital under maximum redemption scenario.

We have revised the disclosure on page 106 of the Registration Statement to reflect the reclassification of BFAC’s historical accumulated deficit to additional paid-in capital in the amount of $3,946,651.

22.	Refer to footnote (J). Please tell us why you record ($3,746,922) pro forma minimum financing adjustment under maximum redemption scenario when the pro forma cash balance would not be negative.

We have revised the disclosure on pages 106 and 110 of the Registration Statement to remove adjustment (J) under maximum redemption scenario, assuming the $5,000,000 PIPE investment would be in place at closing of the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2024, page 110

23.

Refer to footnotes (BB) and (CC). You disclose on page 103 that your pro forma condensed combined statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 give effect to the Business Combination as if it had occurred as of January 1, 2023. Please tell us why you present the estimated transaction costs to be incurred by BFAC and Classover as transaction accounting adjustments in the pro forma statement of operations for the interim period ended March 31, 2024 when the same adjustments have been presented in the pro forma statement of operations for the year ended December 31, 2023.

We have revised the disclosure on pages 107 and 111 of the Registration Statement to remove adjustment (BB) and (CC) in the pro forma statement of operations for the interim period ended June 30, 2024.

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Certain Material United States Federal Income Tax Considerations Material U.S. Federal Income Tax Effects of the Business Combination, page 116

24.

We note that the form of tax opinion of Graubard Miller filed as Exhibit 8.1 is a short-form tax opinion. If a short-form tax opinion is provided, both the short-form tax opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the referenced tax consequences section of the prospectus is the opinion of the named counsel. Please revise the prospectus accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

We have revised the disclosure on page 115 of the Registration Statement as requested.

25.

Please refer to the second paragraph and the introduction which states "[a]ssuming the Business Combination is treated as a reorganization within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code..." Please remove this assumption as the tax opinion cannot assume the tax consequence at issue. Refer to Section III.C.3 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, tax counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such situations, tax counsel should explain why it cannot give a “will” opinion and the company should provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

We have revised the disclosure on page 115 of the Registration Statement as requested to remove the assumption language. We have also revised the disclosure as requested to make clear that the opinion is subject to a degree of uncertainty, and further have added a risk factor on page 66 of the Registration Statement to clearly set forth the risks of uncertain tax treatment to investors.

26.

We note your responses to prior comments 11 and 27. In your revisions at page 28, you state that "a U.S. Holder of BFAC Ordinary Shares generally will not recognize any gain or loss...," but at page 116 you state that "U.S. Holders of BFAC Ordinary Shares should not recognize gain or loss..." Please revise for consistency and to clarify whether tax counsel is issuing a "will," "should" or "more likely than not" opinion.

We have revised the disclosure on page 29 of the Registration Statement as requested.

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Information About BFAC IPO, page 120

27.

We note your response to prior comment 18 and reissue in part. Where you discuss the waiver of deferred underwriting fees from the SPAC's IPO, elaborate upon how this waiver was obtained, why it was agreed to, and whether any written document was provided in connection with the waiver. Add risk factor disclosure to address, as appropriate, whether the firm is gratuitously waiving the right to be compensated, the unusual nature of such a fee waiver, and whether any agreement provisions survive the fee waiver, such as indemnification. Clarify the number of founder shares that the IPO underwriters received in lieu of waiving deferred fees.

We have revised the disclosure on page 119 of the Registration Statement to provide additional information on how the above-referenced waiver was obtained and why it was agreed to. Other than the waiver letter agreements that were executed by the underwriters, there was no other written document provided in connection with the waiver. We have further revised the disclosure to clarify the number of founder shares that the underwriters received in consideration of their waiving their claims to the deferred underwriting commissions and that the other provisions of the business combination marketing agreement, including the indemnification provisions, remain in effect. However, we have not added any risk factor disclosure as the underwriters did not gratuitously waive their right to be compensated – as indicated above, the underwriters received an additional 300,000 founder shares for such waiver.

Classover Learning App Overview, page 137

28.

We note your response to prior comment 31, particularly that Class Over "significantly rel[ies]" on third party platform and service providers. Please clarify whether Class Over has entered into any long-term agreements with the third party streaming service and video recording storage provider referenced in this disclosure. If so, summarize the material terms of such agreement and file it as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

We have revised the disclosure on page 144 of the Registration Statement to indicate that none of the third party streaming service and video recording storage agreements are long term agreements and as a result, none of such agreements must be filed as exhibits to the Registration Statement.

Our Business Model Marketing Consulting Revenue, page 146

29.

Please disclose the number of customers that Class Over has with respect to its marketing consulting services. To the extent Class Over has entered into long-term agreements with any such customers, disclose the material terms of such agreements and file them as exhibits to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

We have revised the disclosure on page 153 of the Registration Statement to indicate that Classover has only one customer for its marketing consulting services, with a term of one-year, and Classover has not entered into any long-term agreements with this or any other customer. As a result, no agreements are required to be filed with the Registration Statement.

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Intellectual Property, page 151

30.

The revisions in response to prior comment 37 suggest that Class Over does not currently hold any patents. If true, please revise the statement, "We use a variety of measures, such as patents..." accordingly. Alternatively, disclose the nature of Class Over's patents and their duration.

We have revised the disclosure on page 158 of the Registration Statement as requested.

Certain Relationships and Related Person Transactions, page 166

31.

Where you discuss loans, expenses, and other amounts payable upon the consummation of the business combination, please specifically disclose amounts that are due to BFAC's sponsor, its affiliates, and any promoters. For example, we note that the balance of outstanding working capital loans in this section is disclosed on an aggregate basis for "the Sponsor or an affiliate of the Sponsor, or certain of the BFAC's officers and directors," and your conflicts of interest disclosure at page 27 and elsewhere discloses "aggregate out-of-pocket expenses" due to "Insiders" broadly. Revise here and elsewhere as appropriate to clearly distinguish the nature and amount of reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon completion of the de-SPAC transaction. Refer to Item 1603(a)(6) of Regulation S-K.

We have revised the disclosure in the Registration Statement to specifically disclose amounts that are due to BFAC’s SPAC sponsors in each instance where loans, expenses and other amounts payable upon the consummation of the business combination are discussed. We also added disclosures required by Item 1603(a) regarding the SPAC sponsors throughout the Registration Statement.

32.

Please file as exhibits to the registration statement all related party agreements required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, as we note that directors, officers, and security holders named in the registration statement appear to be party to certain of the agreements and arrangements described in this section. In determining which agreements to file, please note that the target company is considered a co-registrant pursuant to General Instruction L.1 of Form S-4.

We have filed the agreements of Class Over as requested.

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Item 21. Exhibits and Financial Statement Schedules, page 183

33.	Please file as exhibits to the registration statement the consents of Pubco's director nominees identified at page 161 required by Rule 438 under the Securities Act.

We have included the required consents as requested.

Index to Financial Statements, page 184

34.

We note your response to prior comment 47. As it appears that Classover Holdings, Inc., the registrant, was incorporated as a shell to effect the business combination between a SPAC and an operating company, and not to effect mergers between two operating companies, we continue to believe that you should include audited financial statements for Classover Holdings, Inc. (Pubco) pursuant to Item 14(e) of Form S-4, including as a separate column in the pro forma tables. Please revise accordingly.

We have included the required financial statements and updated the pro forma tables as requested.

General

35.

Please clarify which entity or entities you consider to be the sponsor(s) of BFAC pursuant to the definition of "SPAC sponsor" in Item 1601(c) of Regulation S-K. In this regard, we note that the plural term "Sponsors" is used in several locations, and that tabular disclosure at page 23 references entities aside from Battery Future Sponsor LLC as "Sponsor 1," "Sponsor 3," "Sponsor 4," and "Sponsor 5." For whichever entity(s) are considered the sponsor, as well as their affiliates and any promoters, please revise comprehensively where appropriate throughout the proxy statement/prospectus to provide all of the information required by Item 1603(a)(1)-(9) of Regulation S-K, as we note that much of this disclosure appears to be missing or incomplete. For example, there is little information about the background and experience of, and persons with direct and indirect material interests in, the sponsor, and while you have added a statement on page 124 that, "Other than as described above, BFAC’s SPAC Sponsors, their affiliates and promoters do not have any material roles or responsibilities in directing and managing BFAC's activities," it is unclear what description you are referring to, as the preceding disclosure relates to BFAC's directors and officer.

In light of the definition of “SPAC sponsor” in item 1601(c) of Regulation S-K, BFAC considers its sponsors to be (1) Battery Future Sponsor LLC, which was the entity that acted as the sponsor of BFAC’s initial public offering (referred to throughout the Registration Statement as the “IPO Sponsor”), and (2) Camel Bay, LLC, which has acted as BFAC’s sponsor since acquiring certain founder shares from the IPO Sponsor and voting power over the rest of IPO Sponsor’s founder shares in January 2024. We have updated the Registration Statement to remove the “Sponsor” label when referencing other entities. We have further revised the disclosure in the Registration Statement to provide the requested information related to the sponsors.

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36.

Please provide in the proxy statement/prospectus the dilution table required by Item 1604(c) of Regulation S-K, and describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Where you provide the table, describe each material potential source of future dilution that non-redeeming shareholders may experience, including sources not included in the table. At each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock. Refer to Item 1604(c) of Regulation S-K.

We have added the dilution table required by Item 1604(c) of Regulation S-K and related disclosure on page 83 of the Registration Statement as requested.

37.

Where appropriate in the proxy statement/prospectus, provide disclosure regarding any unregistered sales of securities by Class Over within the past three years that were not registered under the Securities Act required by Item 701 of Regulation S-K. Refer to General Instruction L.2(f) of Form S-4.

We have revised the disclosure on page 158 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

By:	/s/ Jeffrey M. Gallant

cc.	Fanghan Sui, Chief Executive Officer Hui Luo, Chief Executive Officer

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